United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Information to be included in
Statements filed pursuant to
Rules 13d-1(b), (c), and (d) and
Amendments thereto filed
Pursuant to 13d-2(b)
(Amendment No. 3)1

Zamba Corporation
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

98888 1108
(CUSIP Number)

June 29, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒        Rule 13d-1(c)

☐         Rule 13d-1(d)

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
             The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, See the notes).

1. Names of Reporting Persons I.R.S. Identification No. of above persons (entities only)

Joseph Ball Costello
2. Check the appropriate box if a member of a group*
(a) ☐ (b) ☐
3. SEC use only

4. Citizenship or place of organization

U.S.A.

5.	SOLE VOTING POWER

NUMBER OF	6,046,313

SHARES	6.	SHARED VOTING POWER

BENEFICIALLY	0

OWNED BY EACH	7.	SOLE DISPOSITIVE POWER

REPORTING PERSON	6,046,313

WITH	8.	SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,046,313

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

16.6%

12. TYPE OF REPORTING PERSON*

IN

Item 1(a).	Name of Issuer:

Zamba Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3033 Excelsior Blvd., Suite 200 Minneapolis, Minnesota 55416

Item 2(a).	Name of Person Filing:

See Item 1 on cover page.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Zamba Corporation 3033 Excelsior Blvd., Suite 200 Minneapolis, Minnesota 55416

Item 2(c).	Citizenship:

See Item 4 on cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share.

Item 2(e).	CUSIP Number:

See cover page.

Item 3.	If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
6,046,313
(b) Percent of class:
16.6%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 6,046,313
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 6,046,313
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001

/s/ Joseph Ball Costello
Joseph Ball Costello